

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2023

Wang Hua
Chief Financial Officer
PetroChina Company Limited
9 Dongzhimen North Street
Dongcheng District, Beijing 100007
The People's Republic of China

      Re: PetroChina Company Limited
          Form 20-F for Fiscal Year Ended December 31, 2020
          Form 20-F for Fiscal Year Ended December 31, 2021
          Response dated December 28, 2022
          File No. 001-15006

Dear Wang Hua:

      We have reviewed your December 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 31, 2022 letter.

Form 20-F for Fiscal Year Ended December 31, 2021

Risk Factors
Risks Related to Government Regulation, page 7

1.   We note from your response to prior comment 1 that you do not have any business in Macau and you do not believe it is necessary to separately disclose a risk factor relating to the Hong Kong laws and regulations. However, we continue to believe that revised disclosure is necessary. Please address the following:

      •   Revise the definition on page 1 of "PRC" and "China" to include Hong Kong and Macau and clarify that the only time that "PRC" and "China" does not include Hong

Kong or Macau is when you reference specific laws and regulations adopted by the People's Republic of China ("PRC").

- Clarify for us whether you have any entities, officers or directors located in Macau. If so, revise your disclosure to discuss any restrictions, limitations, rules, or regulations under Macau law that are commensurate to those of the PRC, and the risks and consequences to you including the enforceability associated with those laws and regulations.

- Revise your disclosure to discuss any restrictions, limitations, rules, or regulations under Hong Kong law that are commensurate to those of the PRC, and the risks and consequences to you including the enforceability associated with those laws and regulations.

- Revise your disclosure to state that all the legal and operational risks associated with having operations in the PRC also apply to your operations in Hong Kong and Macau.

- Your discussion of limitations on cash transfers, in the revised section titled "Cash and Asset Flows within Our Organization" per your response letter dated August 31, 2022, appears to be limited to the PRC. Given that at least one of the entities in your corporate structure, as per disclosure on page F-47, was formed under Hong Kong law, please revise to:
  - Describe any restrictions or limitations on transferring cash out of Hong Kong and Macau;
  - State that if an entity is not able to transfer cash out of Hong Kong and Macau, you will not be able to fund operations in other regions or have it available to distribute to your investors.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly Calder, Assistant Chief Accountant, at 202-551-3701 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation